Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated January 13, 2011

Registration Statement No. 333-170245

Dated February 2, 2011

This free writing prospectus relates only to the shares of common stock described below and should be read together with the Preliminary Prospectus, dated January 13, 2011, relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-170245) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1396814/000119312511021164/ds1a.htm.

The following information supplements and updates the information in the Preliminary Prospectus:

Issuer:	Pacira Pharmaceuticals, Inc.

Common stock offered:	6,000,000 shares (excluding the option to purchase up to 900,000 additional shares to cover over-allotments).

Price to public:	$7.00 per share.

Net Proceeds to Pacira:	Approximately $36.8 million (or approximately $42.6 million if the underwriters exercise their option to purchase additional shares from us in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of Proceeds:

We intend to use the net proceeds from this offering as follows:

•      approximately $36.0 million through the fourth quarter of 2011 for the planned manufacture and commercialization of EXPAREL in the United States; and

•      the balance for working capital and other general corporate purposes, which may include the acquisition or licensing of other products or technologies or the acquisition of other businesses in the biotechnology or specialty pharmaceuticals industry.

We believe that our available funds will be sufficient to complete the development of EXPAREL through FDA approval and to fund the expected commercial launch of EXPAREL in the United States in the fourth quarter of 2011. However, our operating plan may change as a result of many factors, including those described beginning on page 11 of the Preliminary Prospectus.

Pro forma as adjusted balance sheet data:	Based on the assumed initial public offering price of $7.00 per share, as of September 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $73.1 million and total stockholders’ equity would have been approximately $43.9 million.

Pro forma as adjusted capitalization:	Based on the assumed initial public offering price of $7.00 per share, as of September 30, 2010, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $173.7 million, total stockholders’ equity would have been approximately $43.9 million and total capitalization would have been approximately $73.5 million.

Dilution:	Based on the assumed initial public offering price of $7.00 per share, our pro forma as adjusted net tangible book value would have been $(2.6) million, or $(0.23) per share, as of September 30, 2010. This represents an immediate increase in net tangible book value to existing stockholders of $2.21 per share and an immediate dilution in pro forma net tangible book value of $5.02 per share to investors purchasing in this offering at the assumed initial public offering price.

Participation of Principal Stockholders:

Our principal stockholders who participated in the December 2010 Convertible Notes financing transaction described under “Related Person Transactions – Debt Financings – December 2010 Convertible Notes” in the Preliminary Prospectus, or their affiliates, have indicated an interest in purchasing up to 1,071,428 of the 6,000,000 shares of common stock being offered in this offering at the assumed initial public offering price of $7.00 per share. These principal stockholders have indicated they will not purchase the additional $7.5 million of December 2010 Convertible Notes in the second closing described under “Related Person Transactions – Debt Financings – December 2010 Convertible Notes” in the Preliminary Prospectus. The Underwriters will not receive any underwriting discounts or commissions on any shares of common stock, if any, that are sold to our principal stockholders or their affiliates in this offering.

As a result of the participation in this offering by certain of our existing principal stockholders or their affiliates, our executive officers, directors, holders of 5% or more of our common stock and their affiliates will beneficially own approximately 71.5% of our outstanding common stock after this offering based on 17,232,876 shares of common stock outstanding after this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-603-5847 or 1-800-747-3924.